UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


_X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 2, 2001.

                                       or

___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-5813

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Herman Miller, Inc. Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                               Herman Miller, Inc.
                               855 East Main Avenue
                               PO Box 302
                               Zeeland, Michigan  49464-0302




                                Page 1 of 4 Pages

                             Exhibit Index at Page 2

                              FINANCIAL STATEMENTS


The following financial statements are filed as part of this report:

- -  Report of Independent Public Accountants
- - Statement of Net Assets Available for Benefits as of June 2, 2001, and June 3, 2000
- - Statement of Changes in Net Assets Available for Benefits for the Years Ended June 2, 2001, and June 3, 2000
- -  Notes to Financial Statements
- -  Schedule of Assets Held for Investment Purposes at end of year
- -  Schedule of Reportable Transactions

Note: In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.


                                    EXHIBITS

The following exhibits are filed as part of this report:

- -  Consent of Arthur Andersen LLP



                                Page 2 of 4 Pages

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Herman Miller, Inc.:


As independent public accountants, we hereby consent to the incorporation of our report dated September 28, 2001, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement file No. 2-84202.



                                        /s/ Arthur Andersen LLP


Grand Rapids, Michigan,
November 26, 2001

                                Page 3 of 4 Pages

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



November 27, 2001              HERMAN MILLER, INC. PROFIT
                                   SHARING AND 401(K) PLAN



                                   By /s/ James E. Christenson
                                      ------------------------------------------
                                      James E. Christenson
                                      Executive Vice President, Legal Services,
                                      and Secretary, on behalf of The Plan
                                      Administrative Committee, the Plan's Named
                                      Administrator and Fiduciary



                                Page 4 of 4 Pages

HERMAN MILLER, INC.

PROFIT SHARING AND 401(K) PLAN



FINANCIAL STATEMENTS AS OF JUNE 2, 2001 AND JUNE 3, 2000

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    Report of Independent Public Accountants




To Herman Miller, Inc.,
Administrator of the Herman Miller, Inc. Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN (the "Plan") as of June 2, 2001 and June 3, 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 2, 2001 and June 3, 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
   September 28, 2001.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                           Page

Statement of Net Assets Available for Benefits as of
   June 2, 2001 and June 3, 2000                                             1

Statement of Changes in Net Assets Available for
   Benefits for the Years Ended June 2, 2001 and June 3, 2000                2

Notes to Financial Statements                                               3-8

Schedule H, Line 4i - Schedule of Assets Held for
   Investment Purposes at end of year                                       9-10

Schedule H, Line 4j - Schedule of Reportable Transactions                    11

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                       AS OF JUNE 2, 2001 AND JUNE 3, 2000




                                                                                                2001               2000
                                                                                         ------------------  ------------------
ASSETS:
     Investments, at fair value (Note 5):                                                    $365,120,382        $396,144,451
                                                                                         ------------------  ------------------
     Receivables:
        Employer contributions                                                                    246,852           4,748,531
        Employee contributions                                                                    419,837             345,962
        Investment income                                                                         264,855             258,770
                                                                                         ------------------  ------------------
               Total receivables                                                                  931,544           5,353,263
                                                                                         ------------------  ------------------

       Net assets available for benefits                                                     $366,051,926        $401,497,714
                                                                                         ==================  ==================



             The accompanying notes to financial statements are an integral part of these statements.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED JUNE 2, 2001 AND JUNE 3, 2000


                                                                                               2001                2000
                                                                                        -----------------  ------------------


CONTRIBUTIONS:
   Employer                                                                                $ 14,982,779       $  12,734,707
   Employee                                                                                  24,621,898          21,678,519
                                                                                       ------------------  ------------------
              Total contributions                                                            39,604,677          34,413,226
                                                                                       ------------------  ------------------
INVESTMENT (LOSS) INCOME:
   Dividends                                                                                 14,029,012          11,556,505
   Interest                                                                                     729,159             530,088
   Net (depreciation) appreciation in fair
      value of investments                                                                  (71,646,324)         95,068,608
                                                                                       ------------------  ------------------
              Total investment (loss) income                                                (56,888,153)        107,155,201
                                                                                       ------------------  ------------------

TRANSFERS FROM OTHER PLANS (Note 2)                                                                   -           5,331,683

BENEFIT PAYMENTS                                                                            (18,113,966)        (17,864,143)

ADMINISTRATIVE EXPENSES                                                                         (48,346)            (24,294)
                                                                                       ------------------  ------------------
              Net (decrease) increase in net assets
                 available for benefits                                                     (35,445,788)        129,011,673

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                        401,497,714         272,486,041
                                                                                       ------------------  ------------------

   End of year                                                                             $366,051,926        $401,497,714
                                                                                       ==================  ==================



             The accompanying notes to financial statements are an integral part of these statements.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS




(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        The financial  statements of  the Herman Miller, Inc. Profit Sharing and
          401(k) Plan (the "Plan") are on the accrual basis of accounting. Investments are stated at their fair value, which is the quoted market price as reported by Putnam Fiduciary Trust Company, the Plan's Trustee.

        In  accordance  with  the  Accounting  Standards  Executive  Committee's
          Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), participant-directed investment programs are not disclosed.

        The Plan provides for investments in common stock and various mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statement of net assets available for benefits.

        Conformity  with  accounting principles generally accepted in the United
          States requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  PLAN AMENDMENT

        Effective March 31, 2000 and June 1, 1999, the Plan was amended to merge the assets of two separate defined contribution plans that were previously maintained by two non-participating affiliate members of the controlled group into the Plan.

(3)  PLAN DESCRIPTION

        The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

             Company:  The  "Company"  means   Herman  Miller,  Inc.,  and   its
               participating   affiliates,   also  referred  to  herein  as  the
               "Employer". The Company is the Administrator of the Plan.

             Participating  Affiliates: Any member of  the controlled group, the principal operations of which are located in the United States, which has adopted this Plan for the benefit of any or all of its employees.

             Participation   Requirements:   All   employees   of  participating
               affiliates are eligible on the first day of the next plan quarter after the employee has completed 30 days of employment and attained age 18.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



             Vesting:  Participants are  fully  vested at all times. They have a nonforfeitable right to their salary deferral account and to the Employer contributions and the earnings thereon.

             Employer  Profit Sharing  Contribution:   The  Plan provides for an
               annual non-elective employer contribution for each participant into the Company stock fund. The contribution for the first three plan quarters of each plan year will not exceed three percent of the compensation of eligible participants for the plan year to date. The contribution for the fourth plan quarter of each plan year will not exceed six percent of the compensation of eligible participants for the plan year reduced by the amount of the contributions for the first three plan quarters of the year. The profit sharing contribution is allocated to the accounts of eligible participants based on the ratio of each participant's compensation for the plan year to the total of all eligible participants' compensation for the plan year, limited to $30,000 or 25% of participant compensation, whichever is less.

             Salary  Deferral  Contributions:  A  participant  may  make  salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant's base compensation as determined by the Plan. The salary deferral contributions are invested, as specified by the participant, in the Company's common stock, the funds and accounts offered under the Plan, or a combination thereof.

             Employer Matching  Contributions:  The  Company  will contribute to the trust as matching contributions up to 50% of the participant's salary deferral contribution not to exceed 3% of the participant's compensation.

             Participant Accounts:  Individual  accounts are maintained for each participant to reflect the participant's contributions, employer contributions and investment earnings. Investment earnings are allocated daily based on each participant's relative account balance within the respective fund.

             Voting Rights:  Each  participant  is  entitled to exercise  voting rights attributable to Herman Miller, Inc., common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the trustee will vote the shares as directed by the Plan Administrator.

             Benefit  Payments:  For  substantially  all  Plan participants upon retirement, termination, death or disability, a benefit payment shall be made in the form of a single lump sum payment of a participant's entire account balance via distribution of the Company's stock, cash or a combination of both as directed by the participant and defined in the Plan.

             Investment Options: The  Plan  agreement provides for the following investment options:

                  Herman Miller,  Inc.  Common  Stock  Fund - Invested solely in the common stock of the Company.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



                  Putnam Voyager Fund - Consists  primarily  of investments in a combination of stocks of small companies expected to grow over time as well as stocks of larger, more established corporations.

                  Putnam  Investors  Fund - Consists primarily of investments in blue-chip stocks - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

                  Putnam  Stable  Value Fund  - Consists  of  investments  which
                    seek   stability  of   principal  by  investing   mainly  in
                    investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

                  Putnam  International  Growth Fund  -  Consists  primarily  of investments in a diversified portfolio of stock of companies located mainly outside the United States.

                  Putnam S&P 500 Index  Fund - Consists  solely  of  investments that closely approximate the return of the Standard and Poor's 500 Index (S&P 500), which is an indicator of United States stock market performance.

                  Putnam  OTC & Emerging  Growth  Fund - Consists  primarily  of investments in stocks of small to midsize emerging growth companies traded on the over-the-counter market and on national exchanges.

                  Putnam  Asset  Allocation:  Balanced  Portfolio - Consists  of
                    investments which seek total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

                  Putnam  Asset  Allocation:  Growth  Portfolio  -  Consists  of
                    investments which seek capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

                  Putnam  Asset  Allocation:  Conservative  Portfolio - Consists
                    of investments which seek total return consistent with capital preservation. The fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk. Substantial investments in investment-grade bonds are designed to reduce risk overall, while a portion remains in stocks to help investments stay ahead of inflation.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



                  PIMCO  Total Return Fund - Consists of investments  which seek maximum current income and price appreciation consistent with preservation of capital and prudent investment management. The fund targets intermediate-maturity, fixed-income securities from all major sectors of the bond market.

                  Fidelity   Equity-Income   Fund  -  Consists    primarily   of
                    investments which generate moderate income while considering the potential for capital appreciation. The fund seeks to provide a yield that exceeds the yield of the securities in the S&P 500.

                  Vanguard Wellington Fund - Consists  of investments  which are designed to pursue three investment objectives: (a) conservation of capital, (b) reasonable current income and
                    (c) profits without undue risk. The fund uses a balanced investment approach, allocating 60% to 70% of net assets to equities and 30% to 40% to fixed-income securities.

             Participant  Loans  -  Upon approval,  a participant  may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of (1) 50% of the sum of all of the participant's account balances as of the end of the plan year preceding the date on which the loan is approved or $50,000, whichever amount is smaller; or (2) 100% of the participant's salary deferral account balance as of the end of the plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant's principal dwelling unit. The loans shall bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in monthly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the trustee.

             Termination:  The  Plan  may  be  discontinued  at  any time by the
               Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.

             Administrative  Expenses:  All  expenses,  other  than the  trustee fees paid by the Plan, are paid by the Company.


(4)  TRUST AGREEMENT

        Under  a  trust agreement with the Plan Administrator,  Putnam Fiduciary
          Trust Company (the "Trustee") is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan's assets and the income therefrom for the benefit of the Plan's participants.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



(5)  INVESTMENTS

        The fair value of individual investments that represent 5% or more of the Plan's total net assets is as follows as of the years ended:

                                                                              June 2, 2001        June 3, 2000
                                                                              ------------        ------------
              Common Stock -
                  Herman Miller, Inc., 7,306,356                              $196,540,966*       $212,370,111*
                     and 7,138,491 shares, respectively

              Mutual Funds -
                  Putnam Voyager Fund                                           63,586,154          84,673,412
                  Putnam Investors Fund                                         19,855,975          25,831,250
                  Putnam Stable Value Fund                                      18,540,732              N/A

                    *Nonparticipant-directed

        During  2001 and  2000, the Plan's  investments  (including  investments purchased and sold, as well as those held during the year) (depreciated)/appreciated in value by $(71,646,324) and $95,068,608, respectively, as follows for the years ended:

                                                                          June 2, 2001       June 3, 2000
                                                                          -------------      ------------

                     Common Stock                                         $(20,522,971)      $68,156,117
                     Mutual Funds                                          (51,123,353)       26,912,491
                                                                          -------------      ------------
                                                                          $(71,646,324)      $95,068,608
                                                                          =============      ============

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



(6)  NONPARTICIPANT - DIRECTED INVESTMENTS

        Information  about the net assets and the  significant components of the
          changes  in  net  assets   relating  to  the   nonparticipant-directed
          investments is as follows:

                                                                      June 2, 2001        June 3, 2000
                                                                      -------------       -------------
              Net assets-
                  Common stock                                        $196,805,821        $217,107,296


                                                                       Year Ended          Year Ended
                                                                      June 2, 2001        June 3, 2000
                                                                      -------------       -------------
              Changes in net assets-
                  Contributions                                       $ 11,094,879        $  9,619,194
                  Dividends                                              1,053,036           1,064,317
                  Net (depreciation) appreciation                      (20,522,971)         68,156,117
                  Benefit payments                                      (9,463,211)         (9,343,102)
                  Transfers to participant-directed
                   investments                                          (2,452,951)         (5,623,217)
                  Administrative expenses                                  (10,257)             (4,740)
                                                                      -------------       -------------
                                                                      $(20,301,475)       $ 63,868,569
                                                                      =============       =============

(7)  RELATED PARTY TRANSACTIONS

        Certain Plan  investments are  shares of  mutual funds managed by Putnam
          Investment Management, Inc., an affiliate of Putnam Fiduciary Trust Company, the Trustee. Therefore, these transactions are considered party-in-interest transactions under ERISA. Fees paid by the Plan for trustee services were $48,346 and $24,294 for the years ended June 2, 2001 and June 3, 2000, respectively.


(8)  TAX STATUS

        The  Internal  Revenue  Service has  determined and informed the Company by a letter dated February 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC").

                               HERMAN MILLER, INC.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                      PLAN NUMBER: 002   EIN: 38-0837640

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 AT END OF YEAR



                                                                                                                  Fair
             Identity of Issuer                      Description of Investment                                    Value
             ------------------                      -------------------------                                ------------

  Common Stock
  ------------
       Herman Miller, Inc.*                    Herman Miller, Inc. Common Stock Fund
                                               (7,306,356 Shares)
                                               Cost: $93,617,244                                              $196,540,966
  Mutual Funds                                                                                                ------------
  ------------

       Putnam Fiduciary Trust                  Voyager Fund
           Company*                            (2,992,167 Units)                                                63,586,154

                                               Investors Fund
                                               (1,465,386 Units)                                                19,855,975

                                               Stable Value Fund
                                               (18,540,732 Units)                                               18,540,732

                                               International Growth Fund
                                               (456,022 Units)                                                  10,046,168

                                               S&P 500 Index Fund
                                               (321,446 Units)                                                   9,768,755

                                               OTC and Emerging Growth Fund
                                               (607,818 Units)                                                   6,029,559

                                               Asset Allocation: Balanced Portfolio
                                               (203,060 Units)                                                   2,142,278

                                               Asset Allocation: Growth Portfolio
                                               (168,538 Units)                                                   1,778,071

                                               Asset Allocation: Conservative Portfolio
                                               (166,113 Units)                                                   1,533,219

        *Represents parties-in-interest

                               HERMAN MILLER, INC.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                      PLAN NUMBER: 002   EIN: 38-0837640

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 AT END OF YEAR
                                   (Continued)



                                                                                                              Fair
             Identity of Issuer                             Description of Investment                         Value
             ------------------                             -------------------------                      ------------

PIMCO                                          Total Return Fund
                                               (1,027,339 Units)                                           $ 10,663,781

Fidelity                                       Equity - Income Fund
                                               (177,094 Units)                                                9,596,723

Vanguard                                       Wellington Fund
                                               (201,593 Units)                                                5,932,884
                                                                                                           ------------
              Total Mutual Funds                                                                           $159,474,299
                                                                                                           ------------

Various plan participants*                     Participant Loans (interest rates
                                               ranging from 6% to 10%)                                        9,105,117
                                                                                                           ------------

                Total assets held for investment purposes                                                  $365,120,382
                                                                                                           ============

        *Represents parties-in-interest





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



                               HERMAN MILLER, INC.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                      PLAN NUMBER: 002   EIN: 38-0837640

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS



            a                           b                     c                d               g               i
            -                           -                     -                -               -               -
                                                          Purchase          Selling
Identity of Issuer        Description of Investment        Price             Price       Cost of Asset      Net Gain
------------------        -------------------------      -----------      -----------    -------------     ----------

 Herman Miller, Inc.      Herman Miller, Inc.
                              Common Stock               $21,175,212      $16,481,386     $10,408,881      $6,072,505



NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.













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